SEC[illegible] COMMISSION
[illegible]549

02053287

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51343

Rec'd 11/28/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/31/00 (MM/DD/YY) AND ENDING 6/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Leader Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 SW Morrison, Suite 425
(No. and Street)

Portland (City) Oregon (State) 97204 (Zip Code)

RECD S.E.C. JUL 26 2002 536

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Lekas (503) 294-1010
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fellner, Kuhn & Williamson, LLP
(Name — *if individual, state last, first, middle name*)

900 SW Fifth Ave., Suite 1815 (Address) Portland (City) Oregon (State) 97204-1227 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VP 9-16-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John E. Lekas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of June 30, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

James L Arena

Notary Public

OFFICIAL SEAL
JAMES L. ARENA
NOTARY PUBLIC-OREGON
COMMISSION NO. 335949
MY COMMISSION EXPIRES JULY 6, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FELLNER, KUHN
& WILLIAMSON, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Leader Capital Corporation
Portland, Oregon

We have audited the accompanying balance sheet of Leader Capital Corporation as of June 30, 2001, and the related statements of income, changes in stockholder equity and cash flows for the six months then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leader Capital Corporation at June 30, 2001, and the results of its operations and its cash flows for the six months then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Fellner, Kuhn & Williamson LLP

August 20, 2001

900 S.W. Fifth Avenue, Suite 1815 Portland, Oregon 97204-1227 (503) 227-7983 FAX 243-2917

LEADER CAPITAL CORPORATION

BALANCE SHEET

June 30, 2001

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 115,477
Receivables from clearing organization	62,967
Notes receivable from stockholder	103,198
Notes receivable	50,000
Interest receivable from notes	2,077
Prepaid expenses	2,852
Total current assets	336,571
FIXED ASSETS	
Furniture and equipment	66,426
Leasehold improvements	13,592
	80,018
Less: Accumulated depreciation	(22,941)
Net fixed assets	57,077
OTHER ASSETS	
Investments - cost basis of $10,000	1,692
TOTAL ASSETS	$ 395,340

See auditors' report and
notes to financial statements

LEADER CAPITAL CORPORATION

BALANCE SHEET

June 30, 2001

LIABILITIES AND STOCKHOLDER EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 9,874
Bank line of credit	50,000
Total current liabilities	59,874
STOCKHOLDER EQUITY	
Common stock – authorized 1,000,000 shares of no par value; issued and outstanding 100,000 shares	10,000
Additional paid-in capital	260,162
Retained earnings	73,612
Accumulated other comprehensive income-net unrealized loss	(8,308)
Total stockholder equity	335,466
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 395,340

See auditors' report and
notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF INCOME

For the six months ended June 30, 2001

REVENUES	
Commissions	$ 253,123
Investment income	308,698
Managed account fees	5,341
Gain on sale of investments held available for sale	19,528
Total revenues	586,690
OPERATING EXPENSE	544,514
Income from operations	42,176
OTHER INCOME (EXPENSE)	
Interest expense	(543)
NET INCOME	$ 41,633
OTHER COMPREHENSIVE INCOME, NET OF TAX	
Unrealized loss on securities	$ (2,287)
Reclassification adjustment for gains included in net income	43,910
	41,623
TOTAL COMPREHENSIVE INCOME	$ 83,256

See auditors' report and
notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

For the six months ended June 30, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2000	$ 10,000	$ 10,162	$1,505,383	$ (49,931)	$1,475,614
Additional paid capital	-	250,000	-	-	250,000
Distributions to Stockholder	-	-	(1,523,920)	-	(1,523,920)
Net income	-	-	41,633	-	41,633
Prior period adjustment	-	-	50,516	-	50,516
Accumulated other comprehensive income	-	-	-	41,623	41,623
Balance at June 30, 2001	$ 10,000	$ 260,162	$ 73,612	$ (8,308)	$ 335,466

See auditors' report and
notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the six months ended June 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 41,633
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on sale of investments held available for sale	(19,528)
Depreciation	4,593
(Increase) decrease in assets:	
Receivables from clearing organization	219,857
Notes receivable	37,840
Interest receivable from notes	8,279
Prepaid expenses	255,769
Increase (decrease) in liabilities:	
Accounts payable	5,044
Other payables and accrued expenses	(44,639)
Net cash provided by operating activities	467,215
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of investments held available for sale	424,438
Net cash provided by investing activities	424,438
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from bank line of credit	50,000
Repayment of bank overdraft	(337,681)
Distributions to stockholder	(1,523,920)
Net cash used for financing activities	(1,811,601)
NET DECREASE IN CASH	(878,315)
CASH, BEGINNING OF YEAR	993,792
CASH, END OF YEAR	$ 115,477

See auditors' report and
notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CASH FLOWS, continued

For the six months ended June 30, 2001

NON-CASH INVESTING AND FINANCING ACTIVITIES	
Unrealized loss on investments held available for sale	$ 2,287
Increase in additional paid in capital	$ 250,000

Supplemental Disclosure of Cash Flow Information -	
Cash paid during the period for interest	$ 543
Cash paid during the period for taxes	$ 10

See auditors' report and
notes to financial statements

LEADER CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2001

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY – Leader Capital Corporation (the "Company") is an Oregon corporation formed in 1997, which is registered with the Securities and Exchange Commission as an investment advisor, pursuant to the relevant provisions of the Investment Advisors Act of 1940, as amended. In addition, during 1999, the Company registered with each of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer, pursuant to the relevant provisions of the Securities Exchange Act of 1934, as amended.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all time deposits, money market accounts, repurchase agreements and highly liquid investments purchased with original maturities of three months or less at the date of purchase. At June 30, 2001, cash balances included approximately $60,000 in money market funds.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS – Furniture, equipment and leasehold improvements are recorded at cost. Expenditures for major repairs and betterments that extend the useful lives of the furniture and equipment are capitalized. Maintenance or minor repairs are charged to expense when incurred. When furniture, equipment or leasehold improvements are sold or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any gain or loss is included in the statement of income.

The cost of furniture, equipment and leasehold improvements is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes. The estimated useful lives range from 5 to 39 years. Depreciation expense for the six months ended June 30, 2001, was $4,593.

SECURITIES TRANSACTIONS - Security transactions and related commission revenue and expense are recorded on a trade date basis. Differences between trade date and settlement date, if any, are not significant.

Fees for managed accounts are received quarterly, but are recognized as earned over the term of the contract.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

INCOME TAXES - The stockholder of the Company has elected, effective October 15, 1997, to be taxed under the provisions of Sub-chapter S of the Internal Revenue Code. Earnings and losses are included in the personal income tax return of the sole stockholder. Accordingly, no tax provision is reflected in the Company's financial statements.

USE OF ESTIMATES - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

ADVERTISING COSTS - The Company expensed advertising costs in the amount of $20,973 as incurred.

RECEIVABLES FROM CLEARING ORGANIZATION

Receivables from clearing organization represent amounts owed to the Company by its clearing agent, First Allied Securities, at June 30, 2001.

Management of the Company believes all receivables will be collected and, therefore, no provision for doubtful accounts has been made.

INVESTMENTS

The Company has elected to classify its investments in equity securities as available for sale and report them at fair value, with unrealized gain and losses excluded from earnings and reported as a separate component of equity. Under this method, the cost of equity securities sold was determined based on historical cost.

The Company is an investor in an investment partnership. The Company has elected to classify its investment partnership holding as held to maturity and reports this investment at fair value, with unrealized gain and losses excluded from earnings and reported as a separate component of equity. (See related party footnote disclosure). The unrealized losses on investments included as a separate component of equity was $8,308 as of June 30, 2001.

INVESTMENTS, continued

	Cost	Fair Market Value	Unrealized Loss
Investment partnership	$ 10,000	$ 1,692	$ (8,308)

BANK LINE OF CREDIT

On August 6, 2001, the Company renewed its line of credit. The Company has an unsecured line of credit agreement with a bank, which provides that it may borrow up to $500,000 at the bank's prime rate of interest plus 1% (7.75% at June 30, 2001). The line of credit is supported by a promissory note with a maturity date of August 6, 2002 and is renewable annually by mutual agreement of the parties. At June 30, 2001, $50,000 was outstanding on the line of credit.

EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan that covers all employees who have obtained the age of 21 and performed services for the company for at least one month. Employer contributions to the plan are at the discretion of the Board of Directors. Participants are not permitted to make voluntary contributions. The profit sharing plan was unfunded and no expense was reported for the six months ended June 30, 2001.

COMMITMENTS

The Company leases office space under terms of an operating lease, which expires March 31, 2004. Monthly rent under the agreement is $5,490, plus additional expenses. Rental expense for the six months ended June 30, 2001, was $42,320.

The Company also leases vehicles and equipment that require total monthly payments of $1,247. The lease expiration dates vary through September 2003.

Total lease expense was $10,315 for the six months ended June 30, 2001.

LEADER CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2001

COMMITMENTS, continued

Annual minimum future lease payments are as follows:

Year ending December 31, 2001	$	81,183
2002		80,855
2003		77,255
2004		20,298
Thereafter		-
	$	259,591

RELATED PARTY TRANSACTIONS

On June 30, 2001, the Company had $103,198 in notes receivable from its stockholder. The notes carry an interest rate of 4.75% and are payable on demand. For the six months ended June 30, 2001, the Company recognized $1,597 of interest income, all of which was a receivable at June 30, 2001.

The Company is the general partner in Leader Partners II, L.P. The limited partnership invests in various securities classified as trading securities. The Company manages the limited partnership and receives nominal commissions. The Company's investment in Leader Partners II, L.P. was $10,000, and had a fair market value of $1,692 at June 30, 2001.

CONCENTRATION OF CREDIT RISK

For the six months ended June 30, 2001, one customer represents approximately $83,000 of the Company's commission revenue. Revenue from that customer exceeded 10% of the Company's total commission revenue.

LEADER CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2001

NET CAPITAL

On May 16, 2001 the NASD approved the reduction of net capital from $100,000 to $5,000. Pursuant to this change, investments were sold and the proceeds were distributed to the company's sole stockholder.

The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC, which requires the maintenance of minimum net capital to be greater than $1/15^{th}$ of aggregate indebtedness or $50,000 under Rule 15c3-1(a)(2). At June 30, 2001, the Company has net capital and required net capital of $118,570 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .50 to 1. Net capital and required net capital may fluctuate on a daily basis.

PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of 2001, has been adjusted to correct an error for an accrual of pension expense made in 2000. Had the error not been made, net income for 2000 would have been increased by $50,516.

SUBSEQUENT EVENTS

On July 1, 2001, the Company changed its name to Leader Capital Investments, Inc. Under a plan of reorganization, the broker dealer operations of the Company were merged into a new Company, Leader Capital Corporation.

Assets transferred pursuant to the plan of reorganization included:

Cash and cash equivalents	$70,186
Receivables from clearing organization	62,697
Prepaid expense	1,619
Investment in Leader Partners II, L.P.	1,692
Accumulated other comprehensive income - net unrealized loss	(8,308)

SUPPLEMENTARY INFORMATION

LEADER CAPITAL CORPORATION

SCHEDULE OF OPERATING EXPENSES

For the six months ended June 30, 2001

Advertising and promotion	$ 20,973
Automobile	7,699
Commission and clearing fund	23,184
Bank fees	622
Contract Labor	16,140
Contributions	215
Depreciation	4,593
Dues and subscriptions	602
Insurance	8,320
Repairs and maintenance	275
Miscellaneous	2,466
Office supplies	10,037
Payroll taxes and employee benefits	22,199
Postage and delivery	3,813
Professional fees	48,311
Rent	42,320
Research	12,295
Salaries and wages	153,947
Tax and licenses	1,376
Telephone and utilities	11,601
Training	1,744
Travel and entertainment	146,867
Vehicle and equipment leases	4,915
Total operating expenses	$ 544,514

See auditors' report

LEADER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15 C3-1

June 30, 2001

NET CAPITAL	
Total stockholder equity	$ 335,466
Less nonallowable assets:	
Notes receivable	153,198
Interest receivable	2,077
Furniture, equipment and leasehold improvements	57,077
Prepaid expenses	2,852
Total nonallowable assets	215,204
Tentative net capital	120,262
Less haircuts on securities:	(1,692)
Net Capital	$ 118,570
AGGREGATE INDEBTEDNESS:	
Total liabilities from balance sheet	$ 59,874
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required	$ 5,000
Excess net capital	$ 113,570
Excess of capital at 1000%	$ 112,583
Ratio of aggregate indebtedness to net capital	0.50 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 81,458
Additions to retained earnings for audit adjustments, primarily related to:	
Various accrual adjustments	(33,871)
Various prepaid expense adjustments	(9,845)
Commission revenue	21,823
Correction of an error	50,516
Depreciation expense	8,489
Net capital per above	$ 118,570

See auditors' report

LEADER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15 C3-1

June 30, 2001

EXEMPTIVE PROVISIONS:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Leader Capital Corporation
Portland, Oregon

In planning and performing our audit of the financial statements of Leader Capital Corporation for the six months ended June 30, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Leader Capital Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Feldman, Kuhn & Williamson LLP

August 20, 2001

LEADER CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Six Months Ended June 30, 2001

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